UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
___________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________

Commission file number 1-278
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Supplemental Schedule - Page 16	Page 1 of 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Emerson Electric Co. Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Emerson Electric Co. Retirement Savings Plan (the “Plan”) as of September 30, 2020, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2020, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The schedule of assets (held for investment purposes at end of year) as of September 30, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2021.

Chicago, Illinois
February 19, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator
Emerson Electric Co. Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan (the Plan) as of September 30, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditor from 1990 to 2020.

/s/ KPMG LLP

Chicago, Illinois
February 17, 2020, except as to the Plan’s Interest in Master Trust Balances as of September 30, 2019 presented in Note 8, which is as of February 19, 2021.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	September 30
	2019	2020

Plan Interest in Master Trust (Note 8), at fair value	$415,523,077	440,135,940
Employer contributions receivable	1,224,013	980,634
Participant contributions receivable	457,950	1,025
Notes receivable from participants in Master Trust	11,453,164	10,843,429

Net assets available for benefits	$428,658,204	451,961,028

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2019	2020

Plan interest in Master Trust investment income, net (Note 8)	$2,421,970	40,602,835
Interest income on notes receivable from participants	550,923	629,564
Transfers (to) from other plans, net (Note 4)	(2,145,688)	3,562,327
Participant contributions	22,667,640	22,502,853
Rollover contributions	2,169,696	2,040,638
Employer contributions	10,733,224	10,628,537
Benefits paid to participants	(40,155,572)	(56,663,930)
Increase (decrease) in net assets available for benefits	(3,757,807)	23,302,824

Net assets available for benefits, beginning of year	432,416,011	428,658,204

Net assets available for benefits, end of year	$428,658,204	451,961,028

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
(1)DESCRIPTION OF PLAN
The following description of the Emerson Electric Co. (Emerson or the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus, the Plan document and the Plan's summary plan description for additional information.
General
The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any non-excludable employee of a Company business unit which participates in the Plan is eligible to participate. The Management Review Committee is responsible for oversight and administrative responsibility for the investment management and funding of the Plan.
Participant Accounts
The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.
Contributions
Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan, while highly compensated employees may be subject to further limits. Contributions may be made on a pre-tax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA and Plan limitations. New employees are automatically enrolled in the Plan after 45 days with an initial employee contribution rate of 6% of pre-tax eligible compensation.  These automatic contributions are invested in an age appropriate Vanguard Target Retirement Trust, unless each such participant makes an election to affirmatively opt out in accordance with procedures established by the Company. On January 1, 2019, and at such other times as the Plan Administrator may elect, for participants who are not currently contributing, Emerson implemented an approach in which an automatic election of 3% of pre-tax income will be contributed and invested in an age appropriate Vanguard Target Retirement Trust, unless elected otherwise. In addition, participants have the ability to set an automatic annual increase up to 3% of their elective deferrals.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Additionally, certain participants who are not eligible for or are no longer accruing benefits in the Company’s principal U.S. defined benefit plan also receive a nonelective Company contribution and increased match each year in the Plan. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $1,065,203 and $811,293 were used to reduce Employer contributions in 2020 and 2019, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $466,282 and $404,875 as of September 30, 2020 and 2019, respectively.
Vesting
Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions, a one-time $1,000 contribution in 2018, and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, any new matching contributions are fully vested. The nonelective Company contributions cliff vest after 3 years. All amounts fully vest upon attaining retirement age, or due to death, total and permanent disability, or termination of the Plan.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
Investment Options
Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other available investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. A maximum of 6 transfers may be made per quarter. No advance notice is required for transfers.
For some participants, the Company’s matching contributions are invested according to the participant’s actual or default investment allocation for elective contributions. For other participants, the Company’s matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. The portion of participants’ total contribution allocated to the Emerson Common Stock Fund is limited to 20%. Additionally, participants are not able to complete investment exchanges or rollovers into the Emerson Common Stock Fund if the portion of their total account balance held in the Emerson Common Stock Fund exceeds 20%, or will after the transaction is completed.

Available mutual fund investments as of September 30, 2020 included the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Primecap Odyssey Aggressive Growth Fund, Vanguard U.S. Growth Fund,  Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; a fixed income index fund investing in a diversified portfolio of bonds – Vanguard Short-Term Bond Index Fund.  Collective funds and trusts, which are private, include the following: equity funds investing primarily in common stocks – Capital Group U.S. and International Equity Funds, and the Vanguard Institutional 500 Index Trust; balanced trusts investing in a mix of stocks, bonds and cash – The Vanguard Target Retirement Trusts ranging from 2015 to 2065 and the Vanguard Target Retirement Income Trust; fixed income trusts investing primarily in a diversified portfolio of bonds – Loomis Sayles Core Plus Fixed Income Trust and the Vanguard Institutional Total Bond Market Index Trust.  Participants may also invest in the JP Morgan 100% U.S. Treasury Securities Money Market Fund and the Emerson Common Stock Fund.  All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

The Vanguard Morgan Growth Fund merged into the Vanguard U.S. Growth Fund on April 5, 2019. The merged funds will retain the latter name.

Notes Receivable from Participants in Master Trust
Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Notes are secured by the balance in the participant’s account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding note balance during the prior 12 months. Notes are not issued to participants who already have a note outstanding. Participant notes are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent notes are deemed to be distributed for Internal Revenue Service (IRS) Form 5500 reporting.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
Pursuant to the Coronavirus Aid, Relief, and Economic Security (CARES) Act enacted in March 2020, Plan participants could request a delay of note repayments for repayments that occurred between March 27, 2020 and December 31, 2020. If a delay was granted, the participant’s note was reamortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.
Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Each participant's distribution under the Plan is payable as a lump sum, installments or, in certain instances, other forms of payment retained from prior plans. Partial distributions (up to one per month) are permitted with a minimum amount of $100. Participants may elect to receive a lump sum distribution entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 72, at which time required minimum distributions under ERISA must begin. The age at which required minimum distributions must begin was increased from 70½ to 72 pursuant to the Setting Every Community Up for Retirement Enhancement (SECURE) Act enacted in December 2019. In addition, pursuant to the CARES Act, participants who were currently receiving required minimum distributions were offered the option to waive their 2020 payment and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020.
Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.
Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pre-tax contributions subject to demonstration of substantial financial hardship. The Plan also permits participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.
(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid as all assets are available to pay benefits.
Investment Valuation and Income Recognition
See Notes 8 and 9 regarding investments in the Master Trust.

Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
During 2020, the global outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March, has led to significant volatility in financial markets. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments.

Operating Expenses
Through August 31, 2020, administrative expenses necessary for the operation and management of the Plan were shared by the Company and Plan participants. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds. As of September 1, 2020, administrative expenses are paid solely by the Plan participants.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)TAX STATUS
The IRS has determined, and informed the Company by a letter dated April 19, 2017, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2017 letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2020, there are no uncertain tax positions.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(4)TRANSFERS TO OR FROM OTHER PLANS
During 2020, net assets of $5,702,349 were transferred into the Plan related to the acquisition of Aventics.
In 2020 and 2019, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.
(5)RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan’s trustee and recordkeeper. Additionally, the Company is the Plan sponsor and the Emerson common stock is an investment option. These transactions qualify as “party-in-interest” transactions and are allowed under ERISA regulations.
(6)PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
(7)RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s IRS Form 5500.

	September 30
	2019	2020

Net Assets Available for Benefits per the financial statements	$428,658,204	451,961,028
Participant notes deemed distributed, end of year	(303,778)	(292,823)
Amount allocated to withdrawing participants	(93,906)	(4,391)

Net Assets Available for Benefits per IRS Form 5500	$428,260,520	451,663,814

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s IRS Form 5500.

	Year Ended September 30
	2019	2020

Benefits paid to participants per the financial statements	$40,155,572	56,663,930
Participant notes deemed distributed, end of year	303,778	292,823
Participant notes deemed distributed, beginning of year	(253,616)	(303,778)
Amount allocated to withdrawing participants, end of year	93,906	4,391
Amount allocated to withdrawing participants, beginning of year	—	(93,906)

Benefits paid to participants per IRS Form 5500	$40,299,640	56,563,460

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2020 and 2019.

(8)MASTER TRUST
All of the Plan’s investments are held in a Master Trust, consisting of the Plan and other defined contribution plans of Emerson Electric Co. and subsidiaries. All Plan income or loss is derived from Master Trust investment appreciation or depreciation and investment income (interest and dividends). Net appreciation/depreciation includes the gains and losses on investments bought and sold as well as held during the year.
Each participating plan’s interest in the assets of the Master Trust is based on participant account balances. Additionally, notes receivable from participants are included in the Master Trust. Master Trust investment income and expenses are allocated to participating plans based on respective balances.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
The Plan’s investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Investments measured using the net asset value (NAV) as a practical expedient are primarily collective funds and trusts where the underlying securities have observable prices available from active markets. There are no redemption restrictions or unfunded commitments related to these investments. The cost basis of investments held under the Plan is determined using the average cost method of accounting.
Effective October 1, 2019, we adopted Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. This update requires the Plan’s interest in the Master Trust, and any change in that interest, to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. This update also requires the Plan to disclose the dollar amount of its investments measured at fair value by general type of investment and the investments and other assets and liabilities of the Master Trust, as well as the dollar amount of its interest in these balances. The updates in this ASU were applied on a retrospective basis. The adoption of this standard did not have a material impact on the Plan’s financial statements or related disclosures.
The following table presents the fair values of all investments in the Master Trust and the Plan's interest in the Master Trust balances.

	Year Ended September 30, 2020
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$1,267,540,236	71,614,316
Collective funds and trusts	3,468,871,334	285,474,119
Emerson Common Stock Fund	474,524,882	59,797,856
Money market funds	282,547,579	23,249,649

Total investments at fair value	$5,493,484,031	440,135,940

	Year Ended September 30, 2019
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$1,166,724,512	63,952,202
Collective funds and trusts	3,247,873,402	268,785,374
Emerson Common Stock Fund	541,997,288	66,959,553
Money market funds	209,325,878	15,825,948

Total investments at fair value	$5,165,921,080	415,523,077

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
Investment income for the entire Master Trust follows.

	Year Ended September 30
	2019	2020

Net appreciation (depreciation) in fair value of investments	$(48,894,970)	465,387,066
Dividends and Interest, net of fees	118,643,517	68,429,535

Total Master Trust investment income	$69,748,547	533,816,601

Plan’s share of Master Trust investment income	$2,421,970	40,602,835

(9)FAIR VALUE MEASUREMENTS
Under ASC 820 Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments, of which there are none, are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.
Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. Investments valued based on the net asset value practical expedient are excluded from the fair value hierarchy. There were no asset transfers between levels during either year shown.

	September 30, 2020
	Level 1	Measured at NAV	Total

Mutual funds	$1,267,540,236	—	1,267,540,236
Collective funds and trusts	—	3,468,871,334	3,468,871,334
Emerson Common Stock Fund	474,524,882	—	474,524,882
Money market funds	282,547,579	—	282,547,579

Total	$2,024,612,697	3,468,871,334	5,493,484,031

	September 30, 2019
	Level 1	Measured at NAV	Total

Mutual funds	$1,166,724,512	—	1,166,724,512
Collective funds and trusts	—	3,247,873,402	3,247,873,402
Emerson Common Stock Fund	541,997,288	—	541,997,288
Money market funds	209,325,878	—	209,325,878

Total	$1,918,047,678	3,247,873,402	5,165,921,080

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(10)SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through February 19, 2021, the date the financial statements were available to be issued.

Notes to Financial Statements
EXHIBITS
(a) Exhibits (Listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K).

23	Consent of Independent Registered Public Accounting Firm

Notes to Financial Statements
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

by:	/s/ Michael J. Baughman
Michael J. Baughman, on behalf of the
Management Review Committee
Date: February 19, 2021

Supplemental Schedule
EMERSON ELECTRIC CO. RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year – Attachment for IRS Form 5500 Schedule H, Line 4i
As of September 30, 2020

Emerson Electric Co. Retirement Savings Plan

	Identity of Issue	Investment Type	Cost***	Current Value**

*	Participant Loan Fund	Interest Rate Range: 3.25% - 6.50%**		$10,550,606

*	Party-in-Interest
**	Current value and the range of interest rates exclude participant notes deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
***	Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.